UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): May 13, 2015

CIVEO CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-36246	46-3831207
(State or Other Jurisdiction of	(Commission File	(I.R.S. Employer Identification No.)
Incorporation or Organization)	Number)

Three Allen Center 333 Clay Street, Suite 4980
Houston, Texas		77002
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (713) 510-2400

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01      Entry into a Material Definitive Agreement

On May 13, 2015, Civeo Corporation (the “Company”) entered into a First Amendment (the “First Amendment”) to its Syndicated Facility Agreement dated as of May 28, 2014 (the “Syndicated Facility Agreement”), among the Company, certain subsidiaries of the Company as borrowers, the lenders named therein, Royal Bank of Canada, as Administrative Agent and the other agents party thereto. Pursuant to and upon the effectiveness of the First Amendment, the Syndicated Facility Agreement will be amended to, among other things:

●

Permit the Company to redomicile to Canada (the “Redomicile Transaction”), make associated corporate restructurings and make certain changes to the collateral and guarantees, covenants, events of default and related definitions to reflect the Redomicile Transaction and the new credit facilities referred to below;

●

Allow for the incurrence of new credit facilities under the Syndicated Facility Agreement, including (i) a new revolving credit facility in a maximum principal amount of US$125,000,000 available to be borrowed by the new Canadian parent of the Civeo group of companies that results from the Redomicile Transaction (the “new Canadian parent”) after the effectiveness of the First Amendment and (ii) a new term loan facility in the amount of US$325,000,000 to be borrowed by the new Canadian parent on the date of the effectiveness of the First Amendment;

●

Provide for the prepayment of the existing U.S. term loans under the Syndicated Facility Agreement in the aggregate principal amount of US$725,000,000 and the reduction of the aggregate U.S. revolving loan commitments to a maximum principal amount of US$50,000,000;

●

Increase the interest rate margin by 0.25% within existing levels of total leverage and add two additional levels to the total leverage-based grid such that the interest rates for the loans range from LIBOR +2.0% to LIBOR +4.0% and increase the undrawn commitment fee to range from 0.45% to 0.90% based on total leverage;

●	Make certain changes to the application of prepayments and amortization schedules to reflect the new term loan facility and the prepayment of the U.S. term loans;

●

Make certain changes to the maximum leverage ratio financial covenant, including an increase in the permitted level of the total leverage ratio to a range of 3.50:1.00 to 4.50:1.00 (as specified in the First Amendment) for each fiscal quarter beginning with the fiscal quarter ending December 31, 2015 when the maximum leverage ratio increases to 4.00, with further increases to 4.25 for the first quarter of 2016 and 4.50 beginning with the second quarter of 2016, before a decrease in the first quarter of 2017 to 4.25, with further decreases to 4.00 for the second quarter of 2017 and 3.75 for the first quarter of 2018 through the second quarter ending June 30, 2018; and

●	Make other technical changes and amendments to the Syndicated Facility Agreement.

The First Amendment will become effective upon the satisfaction of the conditions precedent stated therein, including, among other conditions, the completion of the Redomicile Transaction.

The description of the First Amendment contained herein is subject in all respects to the First Amendment attached hereto as Exhibit 10.1.

Item 9.01.      Financial Statements and Exhibits.

(d) Exhibits.

EXHIBIT
NUMBER	DESCRIPTION
10.1

First Amendment to Syndicated Facility Agreement, dated as of May 13, 2015, by and among Civeo Corporation, Civeo Canadian Holdings ULC, Civeo Canada Inc., Civeo Premium Camp Services Ltd., and Civeo PTY Limited as Borrowers, the Lenders named therein, Royal Bank of Canada, as Administrative Agent, U.S. Collateral Agent, Canadian Administrative Agent, Canadian Collateral Agent and an Issuing Bank and RBC Europe Limited, as Australian Administrative Agent, Australian Collateral Agent and an Issuing Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CIVEO CORPORATION

Date: May 19, 2015	By:	/s/ Frank C. Steininger
Frank C. Steininger
Senior Vice President, Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION
10.1

First Amendment to Syndicated Facility Agreement, dated as of May 13, 2015, by and among Civeo Corporation, Civeo Canadian Holdings ULC, Civeo Canada Inc., Civeo Premium Camp Services Ltd., and Civeo PTY Limited as Borrowers, the Lenders named therein, Royal Bank of Canada, as Administrative Agent, U.S. Collateral Agent, Canadian Administrative Agent, Canadian Collateral Agent and an Issuing Bank and RBC Europe Limited, as Australian Administrative Agent, Australian Collateral Agent and an Issuing Bank.